

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

June 24, 2019

John Rice
Chief Executive Officer
Sigma Labs, Inc.
3900 Paseo del Sol
Santa Fe, New Mexico 87507

      **Re: Sigma Labs, Inc.**
           **Form 10-K for Fiscal Year Ended December 31, 2018**
           **Filed April 1, 2019**
           **Form 10-Q for Fiscal Quarter Ended March 31, 2019**
           **Filed May 15, 2019**
           **File No. 001-38015**

Dear Mr. Rice:

    We have completed our review of your filings. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

                            Sincerely,

                            Division of Corporation Finance
                            Office of Manufacturing and
                            Construction

cc:    Darren Freedman